Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, CO 80305

Ph: (303) 494-3000

Fax: (303-494-6309

October 6, 2010

Jonathan Groff

Larry Spirgel

Staff Attorney

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:

DNA Systems, Inc.

Form 10-K for fiscal year ended April 30, 2010

File Number: 333-152679

Dear Mr. Groff and Mr. Spirgel:

On behalf of DNA Systems, Inc., a Nevada corporation (the “Company”), enclosed please find our responses to your comment letter of September 16, 2010.

Form 10-K for the Year Ended April 30, 2010

Item 9A(T). Controls and Procedures, page 19

1.

We note your statement on page 20 that management “does not expect that the Company’s internal controls will prevent all error and all fraud”. Please note that we generally consider “fraud” to involve willful conduct. Please revise your disclosure to delete the portion of your statement that speaks to fraud.

Response:

In response to Comment 1, the Company will make the necessary revisions to Item 9A(T) in the Form 10-KA to be filed by the Company subsequent to the filing of this Response Letter. The revised disclosures will include the following information:

“ITEM 9A(T).    CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

The Securities and Exchange Commission defines the term “disclosure controls and procedures” to mean the company’s controls and other procedures of an issuer that are designed to ensure that information required to be disclosed in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  The Company maintains such a system of controls and procedures in an effort to ensure that all information which it is required to disclose in the reports it files under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified under the SEC’s rules and forms and that information required to be disclosed is accumulated and communicated to principal executive and principal financial officers to allow timely decisions regarding disclosure.

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures.  Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are designed to provide reasonable assurance of achieving the objectives of timely alerting them to material information required to be included in our periodic SEC reports and of ensuring that such information is recorded, processed, summarized and reported with the time periods specified.  Our principal executive officer and principal financial officer also concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report to provide reasonable assurance of the achievement of these objectives.

Internal Control Over Financial Reporting

The management of the Company is responsible for the preparation of the financial statements and related financial information appearing in the Annual Report on Form 10-K. The financial statements and notes have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The management of the Company also is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. A company’s internal control over financial reporting is defined as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Management, including the principal executive officer and principal financial officer, does not expect that the Company’s internal controls will prevent all error. Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable, not absolute, assurance that the objectives of the control system are met and may not prevent or detect misstatements. Further, over time control may become inadequate because of changes in conditions or the degree of compliance with the policies or procedures may deteriorate.

With the participation of the principal executive officer and principal financial officer, our management evaluated the effectiveness of the Company’s internal control over financial reporting as of April 30, 2010 based upon the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our management has concluded that, as of April 30, 2010, the Company’s internal control over financial reporting was effective.

This amended annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this Annual Report on Form 10-KA.

There was no change in the Company’s internal control over financial reporting during the last fiscal quarter, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.”

Item 10. Directors, Executive Officers and Corporate Governance, page 20

2.

Please expand your biographical information for your director to include a discussion of the specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as a director. See Item 401(e) of Regulation S-K.

Response:

In response to Comment 2, the Company will make the necessary revisions to Item 10 in the Form 10-KA to be filed by the Company subsequent to the filing of this Response Letter. The revised disclosures will include the following information:

“Biographical Information

Mr. Wilson Kin Cheung. Wilson Kin Cheung has been the President, Treasurer, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and Director of　DNAS since October 2007 to the present. His responsibilities include general and financial management of the Company.  As specifically set forth below, Mr. Cheung has more than ten years of experience in the investment banking and corporate finance areas in Hong Kong markets, and has significant experience working with publicly reporting companies with the Securities and Exchange Commission.  Because of Mr. Cheung’s extensive experience in investment banking and corporate finance, and experience working with publicly reporting companies with the Securities and Exchange Commission, along with his educational experience, it was determined that it was appropriate for Mr. Cheung to serve as a director of the Company.

From July 2005 to the present, Mr. Cheung has been the managing director of Easterly Financial Investment Limited, a Hong Kong corporation, which provides financial advisory services in the Asia Pacific region. From April 2002 to July 2005, Mr. Cheung was a director of Apex Wealth Enterprises Limited, a BVI company (now known as China Security and Surveillance Technology, Inc.) whose business is to manufacture, distribute, install and service security and surveillance products and systems and to develop security and surveillance related software in China. Mr. Cheung was with First Asia Finance Group Limited from December 2001 to July 2005.  Additionally, Mr. Cheung is currently an officer and director of two other companies which are reporting companies under the Securities Exchange Act of 1934: i) Beijing Century Health Medical, Inc. (fka Super Luck, Inc.), a Delaware corporation which is in engaged in holding the intellectual property rights, production rights, and sale rights of the First Chinese Medicine Acquired Immunodeficiency Syndrome (“AIDS”) Capsules; and ii) China Multimedia, Inc., a Nevada corporation established to provide web design solutions and introduce potential business opportunities to business partners. Mr. Cheung holds a Bachelor of Business degree from the Swinburne University of Technology in Melbourne, Australia. He obtained an EMBA in the

Chinese University of Hong Kong in 2006. Currently, Mr. Cheung devotes approximately 20% of his time to DNAS.”

Signatures, page 27

3.

Please revise your signature page to denote that you are signing pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, not the Securities Act of 1933. The language on your signature page should match the language provided in Form 10-K.

Response:

In response to Comment 3, the Company will make the necessary revisions to the Signature Page of the Form 10-KA to be filed by the Company subsequent to the filing of this Response Letter. The revised disclosures will contain the following language:

“SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DNA SYSTEMS, INC.

By: /s/ Wilson Cheung, President

Date: October __, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

By: /s/ Wilson Cheung, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and Director

Date: October __, 2010”

Attached to this correspondence, please find an acknowledgement by the Company whereby the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me with any questions relating to the foregoing information.  Thank you for your time and assistance with this matter.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.

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